Exhibit 99.3



Discussion and Reconciliation of Non-GAAP Financial Measures

June 30, 2023

(Unaudited)

Definitions

Adjusted Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO") AFFO is defined as FFO as Adjusted after excluding the impact of the following: (i) stock-based compensation amortization expense, (ii) amortization of deferred financing costs, net, (iii) straight-line rents, (iv) deferred income taxes, (v) amortization of above (below) market lease intangibles, net and (vi) other AFFO adjustments, which include: (a) non-cash interest related to DFLs and lease incentive amortization (reduction of straight-line rents), (b) actuarial reserves for insurance claims that have been incurred but not reported, and (c) amortization of deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, AFFO is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements, and includes adjustments to compute our share of AFFO from our unconsolidated joint ventures. More specifically, recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("AFFO capital expenditures") excludes our share from unconsolidated joint ventures (reported in "other AFFO adjustments"). Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of AFFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our AFFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods (reported in "other AFFO adjustments"). See FFO for further disclosure regarding our use of pro rata share information and its limitations. We believe AFFO is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods, and (iii) results among REITs more meaningful. AFFO does not represent cash generated from operating activities determined in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, and (iv) restructuring and severance-related charges. Furthermore, AFFO is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. Other REITs or real estate companies may use different methodologies for calculating AFFO, and accordingly, our AFFO may not be comparable to those reported by other REITs. Management believes AFFO provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT, and by presenting AFFO, we are assisting these parties in their evaluation. AFFO is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP and should only be considered together with and as a supplement to our financial information prepared in accordance with GAAP.

Consolidated Debt The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC") A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

Direct Financing Lease ("DFL") Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability to service our debt obligations. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used

Healthpeak®
PROPERTIES

in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted FFO encompasses Nareit FFO and FFO as Adjusted, each of which is described in detail below. We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

Nareit FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("Nareit"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other real estate-related depreciation and amortization, and adjustments to compute our share of Nareit FFO and FFO as Adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of Nareit FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our Nareit FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro rata presentations of reconciling items included in Nareit FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.

Nareit FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute Nareit FFO in accordance with the current Nareit definition; however, other REITs may report Nareit FFO differently or have a different interpretation of the current Nareit definition from ours.

FFO as Adjusted. In addition, we present Nareit FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, other impairments (recoveries) and other losses (gains), restructuring and severance-related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), deferred tax asset valuation allowances, and changes in tax legislation ("FFO as Adjusted"). These adjustments are net of tax, when applicable. Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Other impairments (recoveries) and other losses (gains) include interest income associated with early and partial repayments of loans receivable and other losses or gains associated with non-depreciable assets including goodwill, DFLs, undeveloped land parcels, and loans receivable. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that Nareit created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the Nareit defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI NOI and Adjusted NOI are non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Adjusted NOI are calculated as NOI and Adjusted NOI from consolidated properties, plus our share of NOI and Adjusted NOI from unconsolidated joint ventures (calculated by applying our actual ownership percentage for the period), less noncontrolling interests' share of NOI and Adjusted NOI from consolidated joint ventures (calculated by applying our actual ownership percentage for the period). Management utilizes its share of NOI and Adjusted NOI in assessing its performance as we have various joint ventures that contribute to its performance. We do not control our unconsolidated joint ventures, and our share of amounts from unconsolidated joint ventures do not represent our legal claim to such items. Our share of NOI and Adjusted NOI should not be considered a substitute for, and should only be considered together with and as a supplement to, our financial information presented in accordance with GAAP.

Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes NOI and Adjusted NOI are important supplemental measures because they provide relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and present them on an unlevered basis. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Same-Store ("SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP since they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI.

Operating expenses generally relate to leased outpatient medical and lab buildings, as well as CCRC facilities. We generally recover all or a portion of our leased outpatient medical and lab property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Portfolio Adjusted NOI Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Operating Expenses and Portfolio Cash Operating Expenses Portfolio Operating Expenses and Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent Portfolio Operating Expenses after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Projected Stabilized Yield Projected Cash (Adjusted) NOI at Stabilization divided by the expected total development costs. Management considers Projected Stabilized Yield a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

REVPOR The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR relates to our Other non-reportable segment. REVPOR is a metric used to evaluate the revenue-generating capacity and profit potential of our other assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our other assets.

REVPOR CCRC The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR CCRC is a metric used to evaluate the revenue-generating capacity and profit potential of our CCRC assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our CCRC assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS") Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Same-Store NOI and Adjusted NOI (see NOI definition above for further discussion regarding our use of pro-rata share information and its limitations). Same-Store NOI and Adjusted NOI exclude government grant income under the CARES Act. Same-Store Adjusted NOI also excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Segments The Company's diverse portfolio is comprised of investments in the following reportable healthcare segments: (i) lab; (ii) outpatient medical; and (iii) continuing care retirement community ("CCRC").

Share of Consolidated Joint Ventures ("JVs") Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures ("JVs") Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered Stabilized after 12 months in operations under a consistent reporting structure.

Funds From Operations

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2023	2022	2023	2022
Net income (loss) applicable to common shares	$ 51,750	$ 68,057	$ 169,449	$ 137,693
Real estate related depreciation and amortization	197,573	180,489	376,798	358,222
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	5,893	5,210	11,887	10,345
Noncontrolling interests' share of real estate related depreciation and amortization	(4,685)	(4,844)	(9,470)	(9,685)
Loss (gain) on sales of depreciable real estate, net	(4,885)	(12,903)	(86,463)	(16,688)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	—	129	—	(150)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	—	11,546	12
Loss (gain) upon change of control, net	(234)	—	(234)	—
Taxes associated with real estate dispositions	—	16	—	(166)
Nareit FFO applicable to common shares	245,412	236,154	473,513	479,583
Distributions on dilutive convertible units and other	2,342	2,352	4,687	4,704
Diluted Nareit FFO applicable to common shares	$ 247,754	$ 238,506	$ 478,200	$ 484,287
Weighted average shares outstanding - diluted Nareit FFO	554,584	547,132	554,494	547,018
Impact of adjustments to Nareit FFO:				
Transaction-related items	$ 581	$ 596	$ 2,944	$ 893
Other impairments (recoveries) and other losses (gains), net[1]	2,432	139	1,159	(8,770)
Restructuring and severance-related charges	1,368	—	1,368	—
Casualty-related charges (recoveries), net[2]	(591)	(411)	(243)	(411)
Total adjustments	3,790	324	5,228	(8,288)
FFO as Adjusted applicable to common shares	249,202	236,478	478,741	471,295
Distributions on dilutive convertible units and other	2,338	2,351	4,680	4,719
Diluted FFO as Adjusted applicable to common shares	$ 251,540	$ 238,829	$ 483,421	$ 476,014
Weighted average shares outstanding - diluted FFO as Adjusted	554,584	547,132	554,494	547,018
FFO as Adjusted applicable to common shares	$ 249,202	$ 236,478	$ 478,741	$ 471,295
Stock-based compensation amortization expense	4,245	5,300	7,532	10,021
Amortization of deferred financing costs	2,954	2,689	5,774	5,377
Straight-line rents[3]	(4,683)	(12,713)	(5,431)	(23,872)
AFFO capital expenditures	(19,444)	(27,906)	(42,233)	(50,745)
Deferred income taxes	(242)	(1,188)	(503)	(927)
Amortization of above (below) market lease intangibles, net	(8,838)	(5,885)	(14,641)	(11,653)
Other AFFO adjustments	(2,339)	(1,180)	(730)	(1,871)
AFFO applicable to common shares	220,855	195,595	428,509	397,625
Distributions on dilutive convertible units and other	2,342	1,649	4,686	3,296
Diluted AFFO applicable to common shares	$ 223,197	$ 197,244	$ 433,195	$ 400,921
Weighted average shares outstanding - diluted AFFO	554,584	545,307	554,494	545,193

Healthpeak® PROPERTIES

Funds From Operations

In thousands, except per share data

	Three Months Ended June 30,				Six Months Ended June 30,			
		2023		2022		2023		2022
Diluted earnings per common share	$	0.09	$	0.13	$	0.31	$	0.26
Depreciation and amortization		0.37		0.33		0.69		0.66
Loss (gain) on sales of depreciable real estate, net		(0.01)		(0.02)		(0.14)		(0.03)
Loss (gain) upon change of control, net[2]		0.00		—		0.00		—
Taxes associated with real estate dispositions		—		0.00		—		0.00
Diluted Nareit FFO per common share	$	0.45	$	0.44	$	0.86	$	0.89
Transaction-related items		0.00		0.00		0.01		0.00
Other impairments (recoveries) and other losses (gains), net[1]		0.00		0.00		0.00		(0.02)
Restructuring and severance-related charges		0.00		—		0.00		—
Casualty-related charges (recoveries), net[2]		0.00		0.00		0.00		0.00
Diluted FFO as Adjusted per common share	$	0.45	$	0.44	$	0.87	$	0.87
Stock-based compensation amortization expense		0.01		0.01		0.02		0.02
Amortization of deferred financing costs		0.01		0.00		0.01		0.01
Straight-line rents[3]		(0.01)		(0.03)		(0.01)		(0.05)
AFFO capital expenditures		(0.04)		(0.05)		(0.08)		(0.09)
Deferred income taxes		0.00		0.00		0.00		0.00
Amortization of above (below) market lease intangibles, net		(0.02)		(0.01)		(0.03)		(0.02)
Other AFFO adjustments		0.00		0.00		0.00		0.00
Diluted AFFO per common share	$	0.40	$	0.36	$	0.78	$	0.74

(1) The six months ended June 30, 2022 includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) a $23 million gain on sale of a hospital under a direct financing lease and (ii) $14 million of expenses incurred for tenant relocation and other costs associated with the demolition of an outpatient medical building. The three and six months ended June 30, 2023 and 2022 include reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(2) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

(3) The six months ended June 30, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This write-off is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.

Healthpeak®
PROPERTIES

Projected Future Operations[1]

Per share data

	Full Year 2023			
	Low		**High**	
Diluted earnings per common share	$	**0.49**	$	**0.53**
Real estate related depreciation and amortization		1.36		1.36
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		0.05		0.05
Noncontrolling interests' share of real estate related depreciation and amortization		(0.04)		(0.04)
Loss (gain) on sales of depreciable real estate, net		(0.16)		(0.16)
Noncontrolling interests' share of gain (loss) on sale of depreciable real estate, net		0.02		0.02
Diluted Nareit FFO per common share	$	**1.72**	$	**1.76**
Transaction-related items		0.01		0.01
Diluted FFO as Adjusted per common share	$	**1.73**	$	**1.77**
Stock-based compensation amortization expense	$	0.03	$	0.03
Amortization of deferred financing costs		0.02		0.02
Straight-line rents		(0.06)		(0.06)
AFFO capital expenditures		(0.19)		(0.19)
Amortization of above (below) market lease intangibles, net		(0.05)		(0.05)
Other AFFO adjustments		0.01		0.01
Diluted AFFO per common share	$	**1.49**	$	**1.53**

_____

(1) The foregoing projections reflect management's view of current and future market conditions as of July 27, 2023 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release that was issued on July 27, 2023. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

Reconciliations

Projected NOI[1]

In millions

For the projected year 2023 (low)

	Lab	Outpatient Medical	CCRC	Other	Corporate Adjustments	Total
Net income (loss)	$ 387	$ 216	$ (36)	$ 21	$ (295)	$ 297
Other income, costs, and expenses excluded from NOI[2]	257	248	140	(5)	288	924
NOI[3]	$ 644	$ 464	$ 105	$ 15	$ (6)	$ 1,221
Non-SS NOI	(160)	(39)	1	(15)	6	(207)
SS NOI	$ 484	$ 424	$ 106	$ —	$ —	$ 1,013
Non-cash adjustments to SS NOI[4]	(26)	(11)	(1)	—	—	(38)
SS Cash (Adjusted) NOI	$ 458	$ 413	$ 105	$ —	$ —	$ 975
Non-SS cash NOI	148	37	(1)	15	(4)	195
Cash (Adjusted) NOI[5]	$ 606	$ 449	$ 104	$ 15	$ (4)	$ 1,171

For the projected year 2023 (high)

	Lab	Outpatient Medical	CCRC	Other	Corporate Adjustments	Total
Net income (loss)	$ 396	$ 221	$ (31)	$ 31	$ (294)	$ 323
Other income, costs, and expenses excluded from NOI[2]	257	248	140	(5)	288	928
NOI[3]	$ 654	$ 468	$ 109	$ 26	$ (5)	$ 1,251
Non-SS NOI	(162)	(40)	1	(26)	5	(222)
SS NOI	$ 491	$ 428	$ 110	$ —	$ —	$ 1,028
Non-cash adjustments to SS NOI[4]	(27)	(12)	(1)	—	—	(39)
SS Cash (Adjusted) NOI	$ 464	$ 417	$ 109	$ —	$ —	$ 989
Non-SS cash NOI	151	37	(1)	26	(12)	200
Cash (Adjusted) NOI[5]	$ 615	$ 454	$ 108	$ 26	$ (12)	$ 1,191

---

(1)   The foregoing projections reflect management's view of current and future market conditions as of July 27, 2023 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release that was issued on July 27, 2023. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments. May not foot, cross foot, or recalculate due to rounding and adjustments made to SS high and low ranges reported by segments.

(2)   Represents interest income, gain (loss) on sales of real estate, net, other income (expense), net, income tax benefit (expense), equity income (loss) from unconsolidated joint ventures (excluding NOI), interest expense, depreciation and amortization, general and administrative, transaction costs, and loss on debt extinguishments.

(3)   The midpoint of the low and high projected year 2023 total NOI is $1.236 million.

(4)   Represents straight-line rents, amortization of market lease intangibles, net, the deferral of community fees, net of amortization, management contract termination expense, actuarial reserves for insurance claims that have been incurred but not reported, and lease termination fees.

(5)   The midpoint of the low and high projected year 2023 total Cash (Adjusted) NOI is $1.181 million.

Healthpeak®
PROPERTIES

NOI[1]

In millions

For the year ended December 31, 2022

	Lab	Outpatient Medical	CCRC	Other	Corporate Adjustments	Total
Net income (loss)	$ 627	$ 210	$ (37)	$ 19	$ (303)	$ 516
Other income, costs, and expenses excluded from NOI[2]	(12)	239	140	(3)	303	667
NOI	$ 615	$ 448	$ 103	$ 17	$ —	$ 1,183
Non-SS NOI	(128)	(33)	(7)	(17)	—	(184)
SS NOI	$ 487	$ 416	$ 96	$ —	$ —	$ 999
Non-cash adjustments to SS NOI[3]	(43)	(14)	2	—	—	(54)
SS Cash (Adjusted) NOI	$ 444	$ 402	$ 98	$ —	$ —	$ 945
Non-SS cash NOI	108	31	7	17	—	163
Cash (Adjusted) NOI	$ 553	$ 433	$ 105	$ 17	$ —	$ 1,108

---

(1) May not foot, cross foot, or recalculate due to rounding and adjustments made to SS high and low ranges reported by segments.

(2) Represents interest income, gain (loss) on sales of real estate, net, other income (expense), net, income tax benefit (expense), equity income (loss) from unconsolidated joint ventures (excluding NOI), interest expense, depreciation and amortization, general and administrative, transaction costs, and loss on debt extinguishments. The year ended December 31, 2022 includes a $311 million gain upon change in control within the Lab segment.

(3) Represents straight-line rents, amortization of market lease intangibles, net, the deferral of community fees, net of amortization, management contract termination expense, actuarial reserves for insurance claims that have been incurred but not reported, and lease termination fees.

Healthpeak®
PROPERTIES

Enterprise Gross Assets

In thousands

	June 30, 2023
Consolidated total assets[(1)]	$ 15,603,540
Investments in and advances to unconsolidated joint ventures	(731,956)
Accumulated depreciation and amortization of real estate	3,379,874
Accumulated amortization of real estate intangibles	393,829
Accumulated depreciation and amortization of real estate assets held for sale	5,367
Consolidated Gross Assets	$ 18,650,654
Healthpeak's share of unconsolidated joint venture gross assets	946,835
Enterprise Gross Assets	$ 19,597,489

(1) Consolidated total assets represents total assets on the Consolidated Balance Sheet as of June 30, 2023 presented on page 7 within the Earnings Release and Supplemental Report for the quarter ended June 30, 2023.

Portfolio Investment

In thousands

	June 30, 2023				
	Lab	Outpatient Medical	CCRC	Other	Total
Net real estate	$ 7,342,873	$ 4,095,060	$ 1,659,270	$ —	$ 13,097,203
Real estate assets held for sale, net	—	8,067	—	—	8,067
Intangible assets, net	82,914	126,988	154,551	—	364,453
Accumulated depreciation and amortization of real estate	1,353,865	1,708,040	317,969	—	3,379,874
Accumulated amortization of real estate intangibles	74,005	137,697	182,127	—	393,829
Accumulated depreciation and amortization of real estate assets held for sale	—	5,367	—	—	5,367
Healthpeak's share of unconsolidated joint venture gross real estate assets	403,080	18,819	—	467,765	889,664
Fully depreciated and amortization real estate and intangibles assets	489,428	654,559	18,714	—	1,162,701
Leasing commissions and other	86,507	66,270	—	—	152,777
Debt investments	—	—	—	187,363	187,363
Land held for development	(685,010)	(4,676)	—	—	(689,686)
Real estate intangible liabilities, gross	(195,268)	(136,853)	—	—	(332,121)
Noncontrolling interests' share of consolidated joint venture real estate and related intangibles	(5,081)	(380,974)	—	—	(386,055)
Portfolio Investment	$ 8,947,313	$ 6,298,364	$ 2,332,631	$ 655,128	$ 18,233,436

Healthpeak® PROPERTIES

Reconciliations

Revenues

In thousands

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Lab	$ 207,771	$ 207,795	$ 207,952	$ 205,464	$ 223,306
Outpatient Medical	179,308	184,506	184,293	186,967	186,661
CCRC	125,360	122,142	125,873	127,084	130,184
Other	5,493	5,963	6,350	6,163	5,279
Total revenues	**$ 517,932**	**$ 520,406**	**$ 524,468**	**$ 525,678**	**$ 545,430**
Lab	—	—	—	—	—
Outpatient Medical	—	—	—	—	—
CCRC	209	4	—	137	47
Other	—	—	—	—	—
Government grant income	**$ 209**	**$ 4**	**$ —**	**$ 137**	**$ 47**
Lab	—	—	—	—	—
Outpatient Medical	—	—	—	—	—
CCRC	—	—	—	—	—
Other	(5,493)	(5,963)	(6,350)	(6,163)	(5,279)
Less: Interest income	**$ (5,493)**	**$ (5,963)**	**$ (6,350)**	**$ (6,163)**	**$ (5,279)**
Lab	1,267	2,938	4,285	2,165	1,928
Outpatient Medical	761	756	750	745	754
CCRC	—	—	—	—	—
Other	18,215	18,656	18,969	20,346	20,261
Healthpeak's share of unconsolidated joint venture real estate revenues	**$ 20,243**	**$ 22,350**	**$ 24,004**	**$ 23,256**	**$ 22,943**
Lab	—	—	—	—	—
Outpatient Medical	—	—	—	—	—
CCRC	—	—	47	—	—
Other	—	183	—	228	—
Healthpeak's share of unconsolidated joint venture government grant income	**$ —**	**$ 183**	**$ 47**	**$ 228**	**$ —**
Lab	(62)	(55)	(94)	(143)	(151)
Outpatient Medical	(8,943)	(8,968)	(8,986)	(8,963)	(8,665)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Noncontrolling interests' share of consolidated joint venture real estate revenues	**$ (9,005)**	**$ (9,023)**	**$ (9,080)**	**$ (9,106)**	**$ (8,816)**
Lab	208,976	210,678	212,143	207,486	225,083
Outpatient Medical	171,126	176,294	176,057	178,749	178,749
CCRC	125,569	122,146	125,920	127,221	130,231
Other	18,215	18,839	18,969	20,574	20,261
Portfolio Real Estate Revenues	**$ 523,886**	**$ 527,957**	**$ 533,089**	**$ 534,030**	**$ 554,324**
Lab	(21,653)	(15,231)	(11,786)	(842)	(14,950)
Outpatient Medical	(3,643)	(4,780)	(5,631)	(4,470)	(4,685)
CCRC	—	—	—	—	—
Other	86	66	55	(8)	17
Non-cash adjustments to Portfolio Real Estate Revenues	**$ (25,210)**	**$ (19,945)**	**$ (17,362)**	**$ (5,320)**	**$ (19,618)**

Continued

Revenues

In thousands

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Lab	187,323	195,447	200,357	206,644	210,133
Outpatient Medical	167,483	171,514	170,426	174,279	174,064
CCRC	125,569	122,146	125,920	127,221	130,231
Other	18,301	18,905	19,024	20,566	20,278
Portfolio Cash Real Estate Revenues	$ 498,676	$ 508,012	$ 515,727	$ 528,710	$ 534,706
Lab	21,653	15,231	11,786	842	14,950
Outpatient Medical	3,643	4,780	5,631	4,470	4,685
CCRC	—	—	—	—	—
Other	(86)	(66)	(55)	8	(17)
Non-cash adjustments to Portfolio Real Estate Revenues	$ 25,210	$ 19,945	$ 17,362	$ 5,320	$ 19,618
Lab	(38,022)	(34,842)	(36,619)	(38,764)	(47,030)
Outpatient Medical	(14,450)	(15,338)	(15,566)	(16,858)	(15,866)
CCRC	(209)	(3)	(47)	(137)	(232)
Other	(18,215)	(18,839)	(18,969)	(20,574)	(20,261)
Non-SS Portfolio Real Estate Revenues	$ (70,896)	$ (69,022)	$ (71,201)	$ (76,333)	$ (83,389)
Lab	170,954	175,836	175,524	168,722	178,053
Outpatient Medical	156,676	160,956	160,491	161,891	162,883
CCRC	125,360	122,143	125,873	127,084	129,999
Other	—	—	—	—	—
Portfolio Real Estate Revenue - SS	$ 452,990	$ 458,935	$ 461,888	$ 457,697	$ 470,935
Lab	(13,637)	(12,567)	(10,978)	1,053	(11,621)
Outpatient Medical	(3,512)	(4,288)	(5,115)	(4,050)	(4,141)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Non-cash adjustment to SS Portfolio Real Estate Revenues	$ (17,149)	$ (16,855)	$ (16,093)	$ (2,997)	$ (15,762)
Lab	157,317	163,269	164,546	169,775	166,432
Outpatient Medical	153,164	156,668	155,376	157,841	158,742
CCRC	125,360	122,143	125,873	127,084	129,999
Other	—	—	—	—	—
Portfolio Cash Real Estate Revenue - SS	$ 435,841	$ 442,080	$ 445,795	$ 454,700	$ 455,173

Healthpeak® PROPERTIES

Reconciliations

Operating Expenses

In thousands

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Lab	$ 49,446	$ 55,162	$ 56,346	$ 57,566	$ 54,832
Outpatient Medical	63,321	64,782	64,036	64,398	65,350
CCRC	102,277	100,264	100,110	101,124	101,655
Other	—	—	—	—	—
Operating expenses	$ 215,044	$ 220,208	$ 220,492	$ 223,088	$ 221,837
Lab	483	777	1,140	1,182	848
Outpatient Medical	301	313	265	305	288
CCRC	—	—	—	—	—
Other	14,150	14,599	14,828	15,006	14,618
Healthpeak's share of unconsolidated joint venture operating expenses	$ 14,934	$ 15,689	$ 16,233	$ 16,493	$ 15,754
Lab	(19)	(21)	(28)	(40)	(35)
Outpatient Medical	(2,726)	(2,558)	(2,431)	(2,595)	(2,409)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Noncontrolling interests' share of consolidated joint venture operating expenses	$ (2,745)	$ (2,579)	$ (2,459)	$ (2,635)	$ (2,444)
Lab	49,910	55,918	57,458	58,708	55,645
Outpatient Medical	60,896	62,537	61,870	62,108	63,229
CCRC	102,277	100,264	100,110	101,124	101,655
Other	14,150	14,599	14,828	15,006	14,618
Portfolio Operating Expenses	$ 227,233	$ 233,318	$ 234,266	$ 236,946	$ 235,147
Lab	(9)	(10)	(8)	(10)	(7)
Outpatient Medical	(694)	(701)	(692)	(649)	(677)
CCRC	—	—	(2,299)	(50)	728
Other	32	(10)	8	13	27
Non-cash adjustments to Portfolio Operating Expenses	$ (671)	$ (721)	$ (2,991)	$ (696)	$ 71
Lab	49,901	55,908	57,450	58,698	55,638
Outpatient Medical	60,202	61,836	61,178	61,459	62,552
CCRC	102,277	100,264	97,811	101,074	102,383
Other	14,182	14,589	14,836	15,019	14,645
Portfolio Cash Operating Expenses	$ 226,562	$ 232,597	$ 231,275	$ 236,250	$ 235,218
Lab	9	10	8	10	7
Outpatient Medical	694	701	692	649	677
CCRC	—	—	2,299	50	(728)
Other	(32)	10	(8)	(13)	(27)
Non-cash adjustments to Portfolio Operating Expenses	$ 671	$ 721	$ 2,991	$ 696	$ (71)
Lab	(8,874)	(9,635)	(10,787)	(9,772)	(9,908)
Outpatient Medical	(7,994)	(7,842)	(7,671)	(7,070)	(7,312)
CCRC	(443)	(350)	(341)	(446)	(445)
Other	(14,150)	(14,599)	(14,828)	(15,006)	(14,618)
Non-SS Portfolio Operating Expenses	$ (31,461)	$ (32,426)	$ (33,627)	$ (32,294)	$ (32,283)

Continued

Healthpeak® PROPERTIES

Operating Expenses

In thousands

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Lab	41,036	46,283	46,671	48,936	45,737
Outpatient Medical	52,902	54,695	54,199	55,038	55,917
CCRC	101,834	99,914	99,769	100,678	101,210
Other	—	—	—	—	—
Portfolio Operating Expenses - SS	$ 195,772	$ 200,892	$ 200,639	$ 204,652	$ 202,864
Lab	(9)	(9)	(10)	(9)	(6)
Outpatient Medical	(657)	(652)	(648)	(607)	(638)
CCRC	—	—	(2,300)	(50)	728
Other	—	—	—	—	—
Non-cash adjustment to SS Portfolio Operating Expenses	$ (666)	$ (661)	$ (2,958)	$ (666)	$ 84
Lab	41,027	46,274	46,661	48,927	45,731
Outpatient Medical	52,245	54,043	53,551	54,431	55,279
CCRC	101,834	99,914	97,469	100,628	101,938
Other	—	—	—	—	—
Portfolio Cash Operating Expenses - SS	$ 195,106	$ 200,231	$ 197,681	$ 203,986	$ 202,948

Healthpeak® PROPERTIES

Revenue

In thousands

Six Months Ended June 30, 2023

Lab	$	428,770
Outpatient Medical		373,628
CCRC		257,268
Other		11,442
Total revenues	$	1,071,108
Lab		—
Outpatient Medical		—
CCRC		184
Other		—
Government grant income	$	184
Lab		—
Outpatient Medical		—
CCRC		—
Other		(11,442)
Less: Interest income	$	(11,442)
Lab		4,093
Outpatient Medical		1,498
CCRC		—
Other		40,607
Healthpeak's share of unconsolidated joint venture real estate revenues	$	46,198
Lab		—
Outpatient Medical		—
CCRC		—
Other		229
Healthpeak's share of unconsolidated joint venture government grant income	$	229
Lab		(294)
Outpatient Medical		(17,628)
CCRC		—
Other		—
Noncontrolling interests' share of consolidated joint venture real estate revenues	$	(17,922)
Lab		432,569
Outpatient Medical		357,498
CCRC		257,452
Other		40,836
Portfolio Real Estate Revenues	$	1,088,355
Lab		(15,792)
Outpatient Medical		(9,155)
CCRC		—
Other		8
Non-cash adjustments to Portfolio Real Estate Revenues	$	(24,939)

Operating Expenses

Six Months Ended June 30, 2023

Lab	$	112,397
Outpatient Medical		129,749
CCRC		202,779
Other		—
Operating expenses	$	444,925
Lab		2,030
Outpatient Medical		595
CCRC		—
Other		29,624
Healthpeak's share of unconsolidated joint venture operating expenses	$	32,249
Lab		(75)
Outpatient Medical		(5,004)
CCRC		—
Other		—
Noncontrolling interests' share of consolidated joint venture operating expenses	$	(5,079)
Lab		114,353
Outpatient Medical		125,339
CCRC		202,779
Other		29,624
Portfolio Operating Expenses	$	472,095
Lab		(17)
Outpatient Medical		(1,328)
CCRC		678
Other		40
Non-cash adjustments to Portfolio Operating Expenses	$	(627)
Lab		114,336
Outpatient Medical		124,011
CCRC		203,457
Other		29,664
Portfolio Cash Operating Expenses	$	471,468
Lab	$	16
Outpatient Medical		1,330
CCRC		(678)
Other		(40)
Non-cash Portfolio Cash Operating Expenses	$	628
Lab		(21,463)
Outpatient Medical		(16,138)
CCRC		(891)
Other		(29,624)
Non-SS Portfolio Operating Expenses	$	(68,116)

Continued

Healthpeak® PROPERTIES

Revenue

In thousands

Six Months Ended June 30, 2023

Lab	416,777
Outpatient Medical	348,343
CCRC	257,452
Other	40,844
Portfolio Cash Real Estate Revenues	$ 1,063,416
Lab	15,792
Outpatient Medical	9,155
CCRC	—
Other	(8)
Non-cash adjustments to Portfolio Real Estate Revenues	$ 24,939
Lab	(92,828)
Outpatient Medical	(36,807)
CCRC	(368)
Other	(40,837)
Non-SS Portfolio Real Estate Revenue	$ (170,840)
Lab	$ 339,741
Outpatient Medical	320,691
CCRC	257,084
Other	—
Portfolio Real Estate Revenue - SS[1]	$ 917,516
Lab	(11,147)
Outpatient Medical	(7,582)
CCRC	—
Other	—
Non-cash adjustment to SS Portfolio Real Estate Revenues	$ (18,729)
Lab	328,594
Outpatient Medical	313,109
CCRC	257,084
Other	—
Portfolio Cash Real Estate Revenue - SS[1]	$ 898,787

Operating Expenses

Six Months Ended June 30, 2023

Lab	92,889
Outpatient Medical	109,203
CCRC	201,888
Other	—
Portfolio Operating Expenses - SS[1]	$ 403,980
Lab	(16)
Outpatient Medical	(1,244)
CCRC	677
Other	—
Non-cash adjustment to SS Portfolio Operating Expenses	$ (583)
Lab	92,873
Outpatient Medical	107,959
CCRC	202,565
Other	—
Portfolio Cash Operating Expenses - SS[1]	$ 403,397

[1] The property count used for Portfolio Real Estate Revenues - SS, Portfolio Cash Real Estate Revenues - SS, Portfolio Operating Expenses - SS, and Portfolio Cash Operating Expenses - SS differed for the three and six months ended June 30, 2023.

Healthpeak® PROPERTIES

Reconciliations

Net Income to Adjusted EBITDAre

In thousands

		Three Months Ended June 30, 2023
Net income (loss)	$	**56,199**
Interest expense		49,074
Income tax expense (benefit)		1,136
Depreciation and amortization		197,573
Other depreciation and amortization		1,162
Loss (gain) on sales of real estate		(4,885)
Loss (gain) upon change of control		(234)
Share of unconsolidated JV:		
Interest expense		220
Income tax expense (benefit)		235
Depreciation and amortization		5,893
EBITDAre	$	**306,373**
Transaction-related items[1]		637
Other impairments (recoveries) and losses (gains)[1]		2,835
Restructuring and severance-related charges		1,368
Casualty-related charges (recoveries)[1]		(795)
Stock-based compensation amortization expense		4,245
Impact of transactions closed during the period[2]		(279)
Adjusted EBITDAre	$	**314,384**

Adjusted Fixed Charge Coverage

In thousands

		Three Months Ended June 30, 2023
Interest expense, including unconsolidated JV interest expense at share		49,294
Capitalized interest, including unconsolidated JV capitalized interest at share		14,518
Fixed Charges	$	**63,812**
Adjusted Fixed Charge Coverage		**4.9x**

---

(1)   This amount includes the corresponding line on the Funds From Operations reconciliation on page 6 of this document excluding the related tax impact included in the adjustment for income tax expense (benefit) above.

(2)   Adjustment reflects the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period.

Healthpeak®
PROPERTIES

Reconciliations

Enterprise Debt and Net Debt

In thousands

	June 30, 2023
Bank line of credit and commercial paper	$ 329,000
Term loan	496,382
Senior unsecured notes	5,399,504
Mortgage debt	343,766
Consolidated Debt	**$ 6,568,652**
Share of unconsolidated JV mortgage debt	39,898
Enterprise Debt	**$ 6,608,550**
Cash and cash equivalents	(103,780)
Share of unconsolidated JV cash and cash equivalents	(38,270)
Restricted cash	(56,745)
Share of unconsolidated JV restricted cash	(3,105)
Net Debt	**$ 6,406,650**

Financial Leverage

In thousands

	June 30, 2023
Enterprise Debt	$ 6,608,550
Enterprise Gross Assets	19,597,489
Financial Leverage	33.7%

Secured Debt Ratio

In thousands

	June 30, 2023
Mortgage debt	$ 343,766
Share of unconsolidated JV mortgage debt	39,898
Enterprise Secured Debt	**$ 383,664**
Enterprise Gross Assets	19,597,489
Secured Debt Ratio	2.0%

Net Debt to Adjusted EBITDAre

In thousands

	Three Months Ended June 30, 2023
Net Debt	$ 6,406,650
Annualized Adjusted EBITDAre[1]	1,257,536
Net Debt to Adjusted EBITDAre	5.1x

---

(1)   For the three months ended, represents the current quarter Adjusted EBITDAre multiplied by a factor of four.

Healthpeak®
PROPERTIES

Reconciliations

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

Total Portfolio

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Net income (loss)	$ 72,293	$ 357,986	$ 10,802	$ 134,507	$ 56,199
Loss (income) from discontinued operations	(2,992)	1,298	(873)	—	—
Income (loss) from continuing operations	$ 69,301	$ 359,284	$ 9,929	$ 134,507	$ 56,199
Interest income	(5,493)	(5,963)	(6,350)	(6,163)	(5,279)
Interest expense	41,867	44,078	49,413	47,963	49,074
Depreciation and amortization	180,489	173,190	179,157	179,225	197,573
General and administrative	24,781	24,549	57,872	24,547	25,936
Transaction costs	612	728	3,217	2,425	637
Impairments and loan loss reserves (recoveries), net	139	3,407	3,326	(2,213)	2,607
Loss (gain) on sales of real estate, net	(10,340)	4,149	969	(81,578)	(4,885)
Other expense (income), net	(2,861)	(305,678)	587	(772)	(1,955)
Government grant income	209	4	—	137	47
Income tax expense (benefit)	(718)	(3,834)	(650)	302	1,136
Equity loss (income) from unconsolidated joint ventures	(382)	325	156	(1,816)	(2,729)
Healthpeak's share of unconsolidated joint venture NOI	5,309	6,844	7,818	6,991	7,189
Noncontrolling interests' share of consolidated joint venture NOI	(6,260)	(6,444)	(6,621)	(6,471)	(6,372)
Portfolio NOI	$ 296,653	$ 294,639	$ 298,823	$ 297,084	$ 319,178
Adjustment to Portfolio NOI	(24,539)	(19,224)	(14,371)	(4,624)	(19,688)
Portfolio Cash (Adjusted) NOI	$ 272,114	$ 275,415	$ 284,452	$ 292,460	$ 299,490
Interest income	5,493	5,963	6,350	6,163	5,279
Portfolio Income	$ 277,607	$ 281,378	$ 290,802	$ 298,623	$ 304,769
Interest income	(5,493)	(5,963)	(6,350)	(6,163)	(5,279)
Adjustment to Portfolio NOI	24,539	19,224	14,371	4,624	19,688
Non-SS Portfolio NOI	(39,438)	(36,595)	(37,575)	(44,039)	(51,108)
SS Portfolio NOI	$ 257,215	$ 258,044	$ 261,248	$ 253,045	$ 268,070
Non-cash adjustment to SS Portfolio NOI	(16,480)	(16,195)	(13,134)	(2,331)	(15,846)
SS Portfolio Cash (Adjusted) NOI	$ 240,735	$ 241,849	$ 248,114	$ 250,714	$ 252,224

Continued

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

Lab

		Three Months Ended			
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Net income (loss)	$ 78,794	$ 393,487	$ 75,575	$ 133,258	$ 76,551
Loss (income) from discontinued operations	—	—	—	—	—
Income (loss) from continuing operations	$ 78,794	$ 393,487	$ 75,575	$ 133,258	$ 76,551
Depreciation and amortization	79,673	70,141	74,697	75,582	93,235
Transaction costs	35	40	20	158	—
Loss (gain) on sales of real estate, net	—	—	112	(60,498)	—
Other expense (income), net	(29)	(311,912)	(7)	(4)	2
Equity loss (income) from unconsolidated joint ventures	(148)	877	1,209	(598)	(1,314)
Healthpeak's share of unconsolidated joint venture NOI	784	2,161	3,145	983	1,080
Noncontrolling interests' share of consolidated joint venture NOI	(43)	(34)	(66)	(103)	(116)
Portfolio NOI	$ 159,066	$ 154,760	$ 154,685	$ 148,778	$ 169,438
Adjustment to Portfolio NOI	(21,644)	(15,221)	(11,778)	(832)	(14,943)
Portfolio Cash (Adjusted) NOI[1]	$ 137,422	$ 139,539	$ 142,907	$ 147,946	$ 154,495
Adjustment to Portfolio NOI	21,644	15,221	11,778	832	14,943
Non-SS Portfolio NOI	(29,150)	(25,206)	(25,833)	(28,991)	(37,124)
SS Portfolio NOI	$ 129,916	$ 129,554	$ 128,852	$ 119,787	$ 132,314
Non-cash adjustment to SS Portfolio NOI	(13,626)	(12,559)	(10,967)	1,061	(11,613)
SS Portfolio Cash (Adjusted) NOI	$ 116,290	$ 116,995	$ 117,885	$ 120,848	$ 120,701

Outpatient Medical

		Three Months Ended			
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Net income (loss)	$ 56,929	$ 47,663	$ 45,571	$ 71,064	$ 48,068
Loss (income) from discontinued operations	—	—	—	—	—
Income (loss) from continuing operations	$ 56,929	$ 47,663	$ 45,571	$ 71,064	$ 48,068
Interest expense	1,930	1,964	1,970	1,920	1,924
Depreciation and amortization	68,873	70,917	71,983	71,158	71,722
Transaction costs	70	94	1,087	132	16
Loss (gain) on sales of real estate, net	(10,340)	(554)	235	(21,312)	—
Other expense (income), net	(1,264)	(154)	(354)	(204)	(235)
Equity loss (income) from unconsolidated joint ventures	(211)	(206)	(235)	(189)	(184)
Healthpeak's share of unconsolidated joint venture NOI	460	443	485	440	466
Noncontrolling interests' share of consolidated joint venture NOI	(6,217)	(6,410)	(6,555)	(6,368)	(6,256)
Portfolio NOI	$ 110,230	$ 113,757	$ 114,187	$ 116,641	$ 115,521
Adjustment to Portfolio NOI	(2,949)	(4,079)	(4,939)	(3,821)	(4,008)
Portfolio Cash (Adjusted) NOI[1]	$ 107,281	$ 109,678	$ 109,248	$ 112,820	$ 111,513
Adjustment to Portfolio NOI	2,949	4,079	4,939	3,821	4,008
Non-SS Portfolio NOI	(6,457)	(7,496)	(7,895)	(9,789)	(8,554)
SS Portfolio NOI	$ 103,773	$ 106,261	$ 106,292	$ 106,852	$ 106,967
Non-cash adjustment to SS Portfolio NOI	(2,854)	(3,636)	(4,467)	(3,442)	(3,505)
SS Portfolio Cash (Adjusted) NOI	$ 100,919	$ 102,625	$ 101,825	$ 103,410	$ 103,462

Continued

Healthpeak® PROPERTIES

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

CCRC

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Net income (loss)	$ (10,170)	$ (19,821)	$ (10,097)	$ (9,227)	$ (5,514)
Loss (income) from discontinued operations	—	—	—	—	—
Income (loss) from continuing operations	$ (10,170)	$ (19,821)	$ (10,097)	$ (9,227)	$ (5,514)
Interest expense	1,876	1,887	1,881	1,816	1,823
Depreciation and amortization	31,943	32,132	32,477	32,485	32,616
Transaction costs	64	594	67	219	278
Other expense (income), net	(630)	7,086	1,435	667	(674)
Government grant income	209	4	—	137	47
Healthpeak's share of unconsolidated joint venture NOI	—	—	47	—	—
Portfolio NOI	$ 23,292	$ 21,882	$ 25,810	$ 26,097	$ 28,576
Adjustment to Portfolio NOI	—	—	2,299	50	(728)
Portfolio Cash (Adjusted) NOI[1]	$ 23,292	$ 21,882	$ 28,109	$ 26,147	$ 27,848
Adjustment to Portfolio NOI	—	—	(2,299)	(50)	728
Non-SS Portfolio NOI	234	347	294	309	213
SS Portfolio NOI	$ 23,526	$ 22,229	$ 26,104	$ 26,406	$ 28,789
Non-cash adjustment to SS Portfolio NOI	—	—	2,300	50	(728)
SS Portfolio Cash (Adjusted) NOI	$ 23,526	$ 22,229	$ 28,404	$ 26,456	$ 28,061

Other

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Net income (loss)	$ 5,395	$ (1,801)	$ 3,221	$ 9,173	$ 8,769
Loss (income) from discontinued operations	—	—	—	—	—
Income (loss) from continuing operations	$ 5,395	$ (1,801)	$ 3,221	$ 9,173	$ 8,769
Interest income	(5,493)	(5,963)	(6,350)	(6,163)	(5,279)
Impairments and loan loss (reserves) recoveries, net	139	3,407	3,326	(2,213)	2,607
Loss (gain) on sales of real estate, net	—	4,703	622	232	(4,885)
Other expense (income), net	(18)	—	(1)	—	19
Equity loss (income) from unconsolidated joint ventures	(23)	(346)	(818)	(1,029)	(1,231)
Healthpeak's share of unconsolidated joint venture NOI	4,065	4,240	4,141	5,568	5,643
Portfolio NOI	$ 4,065	$ 4,240	$ 4,141	$ 5,568	$ 5,643
Adjustment to Portfolio NOI	54	76	47	(21)	(9)
Portfolio Cash (Adjusted) NOI	$ 4,119	$ 4,316	$ 4,188	$ 5,547	$ 5,634
Interest income	5,493	5,963	6,350	6,163	5,279
Portfolio Income	$ 9,612	$ 10,279	$ 10,538	$ 11,710	$ 10,913
Interest income	(5,493)	(5,963)	(6,350)	(6,163)	(5,279)
Adjustment to Portfolio NOI	(54)	(76)	(47)	21	9
Non-SS Portfolio NOI	(4,065)	(4,240)	(4,141)	(5,568)	(5,643)
SS Portfolio NOI	$ —	$ —	$ —	$ —	$ —
SS Portfolio Cash (Adjusted) NOI	$ —	$ —	$ —	$ —	$ —

Continued

Healthpeak® PROPERTIES

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

Corporate Non-Segment

		Three Months Ended			
	June 30, 2022	**September 30, 2022**	**December 31, 2022**	**March 31, 2023**	**June 30, 2023**
Net income (loss)	$ (58,655)	$ (61,542)	$ (103,468)	$ (69,761)	$ (71,675)
Loss (income) from discontinued operations	(2,992)	1,298	(873)	—	—
Income (loss) from continuing operations	$ (61,647)	$ (60,244)	$ (104,341)	$ (69,761)	$ (71,675)
Interest expense	38,061	40,227	45,562	44,227	45,327
General and administrative	24,781	24,549	57,872	24,547	25,936
Transaction costs	443	—	2,043	1,916	343
Other expense (income), net	(920)	(698)	(486)	(1,231)	(1,067)
Income tax expense (benefit)	(718)	(3,834)	(650)	302	1,136
Portfolio NOI	$ —	$ —	$ —	$ —	$ —

---

(1)   Portfolio Income and Portfolio Cash (Adjusted) NOI are the same for Lab, Outpatient Medical, and CCRC for all periods presented as there is no interest income related to such segments.

Healthpeak®
PROPERTIES

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

For the six months ended June 30, 2023

	Lab	Outpatient Medical	CCRC	Other Non-reportable	Corporate Non-segment	Total
Net income (loss)	$ 209,809	$ 119,130	$ (14,740)	$ 17,942	$ (141,435)	$ 190,706
Loss (income) from discontinued operations	—	—	—	—	—	—
Income (loss) from continuing operations	$ 209,809	$ 119,130	$ (14,740)	$ 17,942	$ (141,435)	$ 190,706
Interest income	—	—	—	(11,442)	—	(11,442)
Interest expense	—	3,845	3,639	—	89,553	97,037
Depreciation and amortization	168,817	142,881	65,100	—	—	376,798
General and administrative	—	—	—	—	50,483	50,483
Transaction costs	158	148	497	—	2,259	3,062
Impairments and loan loss (reserves) recoveries, net	—	—	—	394	—	394
Loss (gain) on sales of real estate, net	(60,498)	(21,312)	—	(4,653)	—	(86,463)
Other expense (income), net	(2)	(439)	(7)	19	(2,298)	(2,727)
Income tax expense (benefit)	—	—	—	—	1,438	1,438
Government grant income	—	—	184	—	—	184
Healthpeak's share of unconsolidated joint venture NOI	2,063	903	—	11,214	—	14,180
Noncontrolling interests' share of consolidated joint venture NOI	(219)	(12,624)	—	—	—	(12,843)
Equity loss (income) from unconsolidated joint ventures	(1,911)	(374)	—	(2,260)	—	(4,545)
Portfolio NOI	$ 318,217	$ 232,158	$ 54,673	$ 11,214	$ —	$ 616,262
Adjustment to NOI	(15,776)	(7,825)	(678)	(33)	—	(24,312)
Portfolio Cash (Adjusted) NOI	$ 302,441	$ 224,333	$ 53,995	$ 11,181	$ —	$ 591,950
Interest Income	—	—	—	11,442	—	11,442
Portfolio Income	$ 302,441	$ 224,333	$ 53,995	$ 22,623	$ —	$ 603,392
Interest income	—	—	—	(11,442)	—	(11,442)
Adjustment to NOI	15,776	7,825	678	33	—	24,312
Non-SS Portfolio NOI	(71,367)	(20,669)	523	(11,214)	—	(102,727)
SS Portfolio NOI[1]	$ 246,850	$ 211,489	$ 55,196	$ —	$ —	$ 513,535
Non-cash adjustment to SS Portfolio NOI	(11,129)	(6,338)	(678)	—	—	(18,145)
SS Portfolio Cash (Adjusted) NOI[1]	$ 235,721	$ 205,151	$ 54,518	$ —	$ —	$ 495,390

(1) The property count used for SS Portfolio NOI and SS Portfolio Cash (Adjusted) NOI differed for the three and six months ended June 30, 2023 and 2022.

Healthpeak ®
PROPERTIES

Reconciliations

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

For the six months ended June 30, 2022

	Lab	Outpatient Medical	CCRC	Other Non-reportable	Corporate Non-segment	Total
Net income (loss)	$ 151,043	$ 115,346	$ (13,135)	$ 11,105	$ (116,723)	$ 147,636
Loss (income) from discontinued operations	—	—	—	—	3,309	3,309
Income (loss) from continuing operations	$ 151,043	$ 115,346	$ (13,135)	$ 11,105	$ (120,032)	$ 144,327
Interest income	—	—	—	(10,987)	—	(10,987)
Interest expense	—	2,966	3,741	—	72,746	79,453
Depreciation and amortization	157,811	136,646	63,765	—	—	358,222
General and administrative	—	—	—	—	48,612	48,612
Transaction costs	327	74	64	—	443	908
Impairments and loan loss (reserves) recoveries, net	—	—	—	271	—	271
Loss (gain) on sales of real estate, net	(3,856)	(10,340)	—	—	—	(14,196)
Other expense (income), net	(20)	(12,201)	(7,141)	13	(1,828)	(21,177)
Income tax expense (benefit)	—	—	—	—	59	59
Government grant income	—	—	6,762	—	—	6,762
Healthpeak's share of unconsolidated joint venture NOI	1,733	892	333	8,370	—	11,328
Noncontrolling interests' share of consolidated joint venture NOI	(81)	(12,435)	—	—	—	(12,516)
Equity loss (income) from unconsolidated joint ventures	(1,114)	(411)	(539)	(402)	—	(2,466)
Portfolio NOI	$ 305,843	$ 220,537	$ 53,850	$ 8,370	$ —	$ 588,600
Adjustment to NOI	(35,756)	(6,495)	—	45	—	(42,206)
Portfolio Cash (Adjusted) NOI	$ 270,087	$ 214,042	$ 53,850	$ 8,415	$ —	$ 546,394
Interest Income	—	—	—	10,987	—	10,987
Portfolio Income	$ 270,087	$ 214,042	$ 53,850	$ 19,402	$ —	$ 557,381
Interest income	—	—	—	(10,987)	—	(10,987)
Adjustment to NOI	35,756	6,495	—	(45)	—	42,206
Non-SS Portfolio NOI	(56,610)	(15,223)	(6,162)	(8,370)	—	(86,365)
SS Portfolio NOI[1]	$ 249,233	$ 205,314	$ 47,688	$ —	$ —	$ 502,235
Non-cash adjustment to SS Portfolio NOI	(24,462)	(6,426)	—	—	—	(30,888)
SS Portfolio Cash (Adjusted) NOI[1]	$ 224,771	$ 198,888	$ 47,688	$ —	$ —	$ 471,347

---

(1) The property count used for SS Portfolio NOI and SS Portfolio Cash (Adjusted) NOI differed for the three and six months ended June 30, 2023 and 2022.

Healthpeak ®
PROPERTIES

Healthpeak's Share of Unconsolidated Joint Venture NOI

In thousands

Total Portfolio

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Equity income (loss) from unconsolidated joint ventures	$ 382	$ (325)	$ (156)	$ 1,816	$ 2,729
Depreciation and amortization	5,210	8,704	8,642	5,993	5,893
General and administrative	71	177	167	444	249
Loss (gain) on sales of real estate, net	150	239	45	—	—
Other expense (income), net	(592)	(2,069)	(861)	(1,478)	(1,917)
Income tax expense (benefit)	88	118	(19)	216	235
Healthpeak's share of unconsolidated joint venture NOI	$ 5,309	$ 6,844	$ 7,818	$ 6,991	$ 7,189

Lab

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Equity income (loss) from unconsolidated joint ventures	$ 148	$ (877)	$ (1,209)	$ 598	$ 1,314
Depreciation and amortization	776	3,709	5,037	1,521	1,415
General and administrative	—	123	160	345	209
Other expense (income), net	(140)	(794)	(843)	(1,481)	(1,858)
Healthpeak's share of unconsolidated joint venture NOI	$ 784	$ 2,161	$ 3,145	$ 983	$ 1,080

Outpatient Medical

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Equity income (loss) from unconsolidated joint ventures	$ 211	$ 206	$ 235	$ 189	$ 184
Depreciation and amortization	226	225	240	238	256
General and administrative	17	5	3	7	21
Income tax expense (benefit)	6	7	7	6	5
Healthpeak's share of unconsolidated joint venture NOI	$ 460	$ 443	$ 485	$ 440	$ 466

CCRC

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Equity income (loss) from unconsolidated joint ventures	$ —	$ —	$ —	$ —	$ —
Loss (gain) on sales of real estate, net	150	—	45	—	—
Other expense (income), net	(150)	—	2	—	—
Healthpeak's share of unconsolidated joint venture NOI	$ —	$ —	$ 47	$ —	$ —

Other

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Equity income (loss) from unconsolidated joint ventures	$ 23	$ 346	$ 818	$ 1,029	$ 1,231
Depreciation and amortization	4,208	4,770	3,365	4,234	4,222
General and administrative	54	49	4	92	19
Other expense (income), net	(302)	(1,036)	(20)	3	(59)
Income tax expense (benefit)	82	111	(26)	210	230
Healthpeak's share of unconsolidated joint venture NOI	$ 4,065	$ 4,240	$ 4,141	$ 5,568	$ 5,643

Healthpeak® PROPERTIES

Healthpeak's Share of Unconsolidated Joint Venture NOI

In thousands

For the six months ended June 30, 2023

	Lab		Outpatient Medical		CCRC		Other		Total	
Equity income (loss) from unconsolidated joint ventures	$	1,911	$	374	$	—	$	2,260	$	4,545
Depreciation and amortization		2,936		494		—		8,457		11,887
General and administrative		554		24		—		110		688
Other expense (income), net		(3,338)		—		—		(55)		(3,393)
Income tax expense (benefit)		—		11		—		440		451
Healthpeak's share of unconsolidated joint venture NOI	$	2,063	$	903	$	—	$	11,212	$	14,178

For the six months ended June 30, 2022

	Lab		Outpatient Medical		CCRC		Other		Total	
Equity income (loss) from unconsolidated joint ventures	$	1,114	$	411	$	539	$	402	$	2,466
Depreciation and amortization		1,537		447		—		8,362		10,346
General and administrative		—		25		—		77		102
Loss (gain) on sales of real estate, net		—		(2)		(58)		—		(60)
Other expense (income), net		(919)		—		(148)		(593)		(1,660)
Income tax expense (benefit)		—		12		—		122		134
Healthpeak's share of unconsolidated joint venture NOI	$	1,732	$	893	$	333	$	8,370	$	11,328

Healthpeak® PROPERTIES

Reconciliations

Noncontrolling Interests' Share of Consolidated Joint Venture NOI

In thousands

Total Portfolio

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Income (loss) from continuing operations attributable to noncontrolling interest	$ 3,955	$ 4,016	$ 4,274	$ 15,555	$ 4,300
Gain on sales of real estate, net	—	—	—	(11,546)	—
Depreciation and amortization	4,710	4,696	4,657	4,691	4,593
Other expense (income), net	(26)	82	69	113	40
Dividends attributable to noncontrolling interest	(2,379)	(2,350)	(2,379)	(2,342)	(2,561)
Noncontrolling interests' share of consolidated joint venture NOI	$ 6,260	$ 6,444	$ 6,621	$ 6,471	$ 6,372

Lab

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Income (loss) from continuing operations attributable to noncontrolling interest	$ 946	$ 922	$ 1,000	$ 1,483	$ 1,078
Gain on sales of real estate, net	—	—	—	(413)	—
Depreciation and amortization	25	13	31	37	52
Other expense (income), net	2	—	(35)	(103)	(84)
Dividends attributable to noncontrolling interest	(930)	(901)	(930)	(901)	(930)
Noncontrolling interests' share of consolidated joint venture NOI	$ 43	$ 34	$ 66	$ 103	$ 116

Outpatient Medical

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Income (loss) from continuing operations attributable to noncontrolling interest	$ 3,009	$ 3,094	$ 3,274	$ 14,072	$ 3,032
Gain on sales of real estate, net	—	—	—	(11,133)	—
Depreciation and amortization	4,685	4,683	4,626	4,654	4,541
Other expense (income), net	(28)	82	104	216	124
Dividends attributable to noncontrolling interest	(1,449)	(1,449)	(1,449)	(1,441)	(1,441)
Noncontrolling interests' share of consolidated joint venture NOI	$ 6,217	$ 6,410	$ 6,555	$ 6,368	$ 6,256

Corporate Non-segment

	Three Months Ended				
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Income (loss) from continuing operations attributable to noncontrolling interest	$ —	$ —	$ —	$ —	$ 190
Dividends attributable to noncontrolling interest	—	—	—	—	(190)
Noncontrolling interests' share of consolidated joint venture NOI	$ —	$ —	$ —	$ —	$ —

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Noncontrolling Interests' Share of Consolidated Joint Venture NOI

In thousands

For the six months ended June 30, 2023

	Lab	Outpatient Medical	Corporate Non-segment	Total
Income (loss) from continuing operations attributable to noncontrolling interest	$ 2,561	$ 17,104	$ 190	$ 19,855
Gain on sales of real estate, net	(413)	(11,133)	—	(11,546)
Depreciation and amortization	89	9,195	—	9,284
Other expense (income), net	(187)	340	—	153
Dividends attributable to noncontrolling interest	(1,831)	(2,882)	(190)	(4,903)
Noncontrolling interests' share of consolidated joint venture NOI	$ 219	$ 12,624	$ —	$ 12,843

For the six months ended June 30, 2022

	Lab	Outpatient Medical	Corporate Non-segment	Total
Income (loss) from continuing operations attributable to noncontrolling interest	$ 1,862	$ 5,823	$ —	$ 7,685
Gain on sales of real estate, net	—	(12)	—	(12)
Depreciation and amortization	46	9,358	—	9,404
Other expense (income), net	5	164	—	169
Dividends attributable to noncontrolling interest	(1,832)	(2,898)	—	(4,730)
Noncontrolling interests' share of consolidated joint venture NOI	$ 81	$ 12,435	$ —	$ 12,516

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PROPERTIES

Reconciliations

REVPOR CCRC[1]

In thousands, except per month data

		Three Months Ended			
REVPOR CCRC	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Portfolio Cash Real Estate Revenues[2]	$ 125,569	$ 122,146	$ 125,920	$ 127,221	$ 130,231
Other adjustments to REVPOR CCRC[3]	—	—	(47)	—	(184)
REVPOR CCRC revenues	**$ 125,569**	**$ 122,146**	**$ 125,873**	**$ 127,221**	**$ 130,046**
Average occupied units/month	5,952	5,894	5,918	5,908	5,925
REVPOR CCRC per month[4]	$ 7,032	$ 6,908	$ 7,090	$ 7,179	$ 7,317

		Three Months Ended			
REVPOR CCRC excluding NREF Amortization	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
REVPOR CCRC revenues	$ 125,569	$ 122,146	$ 125,873	$ 127,221	$ 130,046
NREF Amortization[5]	(19,444)	(19,706)	(21,260)	(19,887)	(20,287)
REVPOR CCRC revenues excluding NREF Amortization	**$ 106,125**	**$ 102,440**	**$ 104,612**	**$ 107,334**	**$ 109,759**
Average occupied units/month	5,952	5,894	5,918	5,908	5,925
REVPOR CCRC excluding NREF Amortization per month[4]	$ 5,943	$ 5,794	$ 5,892	$ 6,056	$ 6,175

		Three Months Ended			
SS REVPOR CCRC	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
SS REVPOR CCRC revenues[6]	$ 125,360	$ 122,143	$ 125,873	$ 127,084	$ 129,999
SS average occupied units/month	5,952	5,894	5,918	5,908	5,925
SS REVPOR CCRC per month[4]	$ 7,020	$ 6,908	$ 7,090	$ 7,171	$ 7,314

		Three Months Ended			
SS REVPOR CCRC excluding NREF Amortization	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
SS REVPOR CCRC revenues[6]	$ 125,360	$ 122,143	$ 125,873	$ 127,084	$ 129,999
NREF Amortization	(19,444)	(19,706)	(21,260)	(19,887)	(20,287)
SS REVPOR CCRC revenues excluding NREF Amortization	**$ 105,916**	**$ 102,436**	**$ 104,612**	**$ 107,197**	**$ 109,712**
SS Average occupied units/month	5,952	5,894	5,918	5,908	5,925
SS REVPOR CCRC excluding NREF Amortization per month[4]	$ 5,931	$ 5,794	$ 5,892	$ 6,049	$ 6,173

---

(1) May not foot due to rounding.

(2) See pages 12 and 13 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3) Includes revenue from facilities that are held for sale or sold, facilities in redevelopment or recently completed redevelopments that are not yet stabilized.

(4) Represents the quarter REVPOR CCRC divided by a factor of three.

(5) NREF amortization excludes a recently completed redevelopment that is not yet stabilized as it is already excluded from REVPOR CCRC revenues.

(6) See pages 12 and 13 of this document for a reconciliation of Portfolio Cash Real Estate Revenues - SS.

Healthpeak® PROPERTIES

REVPOR[1]

In thousands, except per month data

		Three Months Ended								
REVPOR		**June 30, 2022**		**September 30, 2022**		**December 31, 2022**		**March 31, 2023**		**June 30, 2023**
Portfolio Cash Real Estate Revenues[2]	$	18,301	$	18,905	$	19,024	$	20,566	$	20,278
Other adjustments to REVPOR[3]		(2,280)		(2,371)		(2,423)		(2,532)		(2,365)
REVPOR revenues	$	**16,021**	$	**16,534**	$	**16,601**	$	**18,034**	$	**17,914**
Average occupied units/month		1,261		1,289		1,302		1,297		1,303
REVPOR per month[4]	$	4,234	$	4,276	$	4,250	$	4,633	$	4,584

_____

(1) May not foot due to rounding.

(2) See pages 12 and 13 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3) Includes revenue for assets in redevelopment or recently completed redevelopments that are not yet stabilized.

(4) Represents the quarter REVPOR divided by a factor of three.

Healthpeak® PROPERTIES

Discontinued Operations Reconciliation

The results of discontinued operations during the three and six months ended June 30, 2023 and 2022 are presented below and are included within the Income (loss) from discontinued operations line of the Consolidated Statements of Operations in the accompanying Earnings Release and Supplemental Report. In order to facilitate reconciliation of amounts through this Discussion and Reconciliation of Non-GAAP Financial Measures and the accompanying Earnings Release and Supplemental Report, detailed financial information for discontinued operations for the three and six months ended June 30, 2023 and 2022 is presented below (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,	
	2023	2022	2023	2022
Revenues:				
Resident fees and services	$ —	$ 2,825	—	5,480
Total revenues	—	2,825	—	5,480
Costs and expenses:				
Operating	—	2,442	—	5,116
Total costs and expenses	—	2,442	—	5,116
Other income (expense):				
Gain (loss) on sales of real estate, net	—	2,563	—	2,492
Other income (expense), net	—	16	—	19
Total other income (expense), net	—	2,579	—	2,511
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	—	2,962	—	2,875
Income tax benefit (expense)	—	30	—	370
Equity income (loss) from unconsolidated joint ventures	—	—	—	64
Income (loss) from discontinued operations	$ —	$ 2,992	$ —	$ 3,309

Healthpeak®
PROPERTIES